Exhibit 21.1

The following is a list of subsidiaries of the Company.  The list omits some subsidiaries which, in the aggregate, would not constitute a significant subsidiary.

	Other Names under which	Jurisdiction of
Name	Subsidiary Does Business	Organization
CISMIS Springfield Corp.		Delaware
Conam Inspection and Engineering Services, Inc.		Delaware
DIAPAC Ltd.		Russia
Envirocoustics A.B.E.E.		Greece
Mistras Canada Inc.		Canada
Mistras Group B.V.		The Netherlands
Mistras Group Limited		England and Wales
Mistras Group S.A.		France
Nippon Physical Acoustics Ltd.		Japan
Physical Acoustics Argentina S.A.		Argentina
Physical Acoustics Corporation		Delaware
Physical Acoustics India Private Ltd.		India
Physical Acoustics South America LTDA		Brazil
Quality Services Laboratories, Inc.		Delaware
QSL NDT Inc.		Delaware
QSL NDT Alberta Inc.		Canada
ThermTech Services, Inc.		Florida